THE EXPLORATION EQUIPMENT SUPPLIER TM
February 17, 2009
VIA EDGAR AND FACSIMILE
Mr. John Cash
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Mitcham Industries, Inc. Form 10-K for the year ended January 31, 2008 Form 10-Q for the quarter ended October 31, 2008 File No. 0-25142
Dear Mr. Cash:
     On February 3, 2009, Mitcham Industries, Inc. (the “Company”) received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s response to the Staff’s letter dated January 6. 2009, all related to Form 10-K for the fiscal year ended January 31, 2008 (the “2008 Form 10-K”) and Form 10-Q for the quarter ended October 31, 2008 (the “Form 10-Q”).
     The following responses are for the Staff’s review. For your convenience we have repeated each comment of the Staff exactly as given in the Staff’s comment letter.
Form 10-K for the year ended January 31, 2008
Report of Independent Registered Public Accounting Firm on Financial statements, page F-2
Report of Independent Registered Public Accounting Firm on Internal Controls, page F-3
1.	As previously requested in comment number four of our letter dated January 6, 2009, please request that your auditors revise their reports and amend your
MITCHAM INDUSTRIES INC.
P.O. Box 1175 Huntsville, Texas 77342-1175 USA
HUNTSVILLE: +1 936.291.2277 HOUSTON: +1 281.353.4475 FAX: +1 936.295.1922 EMAIL: sales@mitchamindustries.com
www.mitchamindustries.com

filing to include the revised auditor’s reports which appropriately reflect the guidance set forth in paragraph 3 of Auditing Standard No. 1.
     The auditor’s reports have been revised as requested and included in Form 10-K/A dated and filed February 12, 2009.
Form 10-Q for the quarter ended October 31, 2008
Condensed Consolidated Statements of Cash Flows, page 3
2.	We note your response to our previous comment eight. In future filings please enhance your disclosure to clarify the nature of these short-term investments as well as your basis for including this item in cash flows from financing activities.
     We will enhance our disclosures in future filings to provide the additional information requested.
     Should the Staff have any questions or comments, please contact the undersigned at 281.353.4475.

Very truly yours, MITCHAM INDUSTRIES, INC.
By:	/s/ Robert P. Capps
Robert P. Capps
Executive Vice President and Chief Financial Officer

MITCHAM INDUSTRIES INC.
P.O. BOX 1175 Huntsville, Texas 77342-1175 USA
HUNTSVILLE: +1 936.291.2277 HOUSTON: +1 281.353.4475 FAX: +1 936.295.1922 EMAIL: sales@mitchamindustries.com
www.mitchamindustries.com